Bridgetech Holdings International, Inc.
402 West Broadway, 26th Floor
San Diego, CA  92101
Via Edgar

May 2, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20002
Re: Bridgetech Holdings International, Inc.

Request to Withdraw Registration Statement on Form 10SB (RW)
SEC File Number  0-51697

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Bridgetech Holdings International, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form 10SB (File No. 0-51697), which was filed with the Securities and Exchange Commission (the "Commission") on April 2, 1007 along with any amendments and exhibits (the "Registration Statement").

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Registrant is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing before the Registrant has had an opportunity to fully respond to the comments of the Commission staff.  Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrants’ counsel, Joseph I. Emas at (305) 531-1274.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (619) 564-7100, or the Company's counsel, Joseph I. Emas at (305) 531-1174.

Very truly yours,

/s/ Michael Chermak
Michael Chermak,
Chief Executive Officer